Exhibit 99.1

Opera Limited announces fourth quarter and full year 2018 financial results

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Scale and cost control unlocked new levels of profitability for Opera in 2018, with full year net income at a record $35.2 million, nearly six times the $6.1 million net income of 2017, and adjusted net income at a record $46.1 million, an increase of 159% from $17.8 million in 2017

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Continuation of strong growth in the fourth quarter, resulting in record revenue of $50.2 million (up 29.2% year over year) as the business continues to scale, propelled by growing user adoption of Opera News and Opera mobile and PC browsers, with records across all our profitability metrics

●	In the fourth quarter, Opera reached 208.0 million average smartphone MAUs, and 60.9 million average PC MAUs, both representing all-time highs
●	Opera News average MAUs reached 134.1 million in the fourth quarter, adding 12.7 million MAUs versus the third quarter
●	Opera announces distribution agreements with Android-powered smartphone makers Oppo, Xiaomi and Transsion, including several devices where Opera will be the main browser in the dock
●	Opera repurchased 728,912 ADSs in 2018 under the previously announced share repurchase program

Oslo, Norway, February 21, 2019 – Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms, today announced its unaudited consolidated financial results for the fourth quarter and the full year ended December 31, 2018.

Fourth quarter and full year 2018 financial highlights

	Fourth quarter		Year over	Full year		Year over
US$ thousand, except for margins and per ADS amounts	2017	2018	year growth	2017	2018	year growth
Operating revenue	38,869	50,207	+29.2%	128,893	172,276	+33.7%

Net income	1,252	11,412	+811.5%	6,064	35,160	+479.8%
Margin	3.2%	22.7%		4.7%	20.4%

Adjusted EBITDA (1)	9,043	17,511	+93.6%	34,119	65,794	+92.8%
Margin	23.3%	34.9%		26.5%	38.2%

Adjusted net income (1)	4,229	12,983	+207.0%	17,796	46,136	+159.2%
Margin	10.9%	25.9%		13.8%	26.8%

Diluted net income per ADS, US$	0.013	0.101	+684.8%	0.063	0.337	+435.3%

Diluted adjusted net income per ADS (1), US$	0.043	0.115	+167.0%	0.185	0.442	+139.0%

(1) Please see the separate section “About non-IFRS financial measures” for details on adjusted EBITDA and adjusted net income.

Mr. Frode Jacobsen, Opera’s CFO, said, “We are very pleased to deliver another record quarter across all of our key financial metrics. Our revenue reached 50.2 million, up 29.2% compared to the fourth quarter of 2017, and crossing a major milestone by exceeding $50 million for the first time. This led to record adjusted EBITDA of $17.5 million in the quarter, and a record adjusted net income of $13.0 million.

"Over the past year, we added 33.6 million smartphone and PC users, representing a 14.3% user base growth which combined with strengthened monetization to deliver a 33.7% annual revenue growth and new levels of scale economics in our business model. We saw our annual adjusted EBITDA nearly doubled to $65.8 million at a 38.2% margin, and our annual adjusted net income increase even more rapidly to $46.1 million at a 26.8% margin, making significant progress towards our long-term operating model target of adjusted EBITDA margin of 45-55% and adjusted net income margin of 35-45%.

"We remain focused on further strengthening our user monetization. In the fourth quarter, our sequential growth in search and advertising ARPU was 4.1% and 5.9%, respectively. This was driven by both our ability to grow users in well-monetized geographies as well as our focus on continued improvements of advertising monetization, including initial monetization of the dedicated Opera News App."

Full-year 2018 revenue includes a prior period (third quarter) adjustment of negative $1.9 million, following an internal conclusion to recognize a recently launched advertising revenue stream on a net basis. The adjustment is mirrored by an equal reduction in cost of revenue, and therefore does not impact profitability at any reported level. Excluding the impact of this change, both our fourth quarter and full-year revenue would have been reported above the previously guided ranges of 48-52 million and 172-176 million, respectively, which were developed and communicated prior to the conclusion to account for this activity on a net basis.

Fourth quarter 2018 user base and product highlights

(All comparisons are relative to the fourth quarter of 2017 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 85.3% to 134.1 million.
●	The dedicated Opera News App, launched in January 2018, reached 19.5 million average MAUs.
●	Total smartphone average MAUs grew 15.3% to 208.0 million.
●	PC average MAUs grew 11.1% to 60.9 million.

Mr. Lin Song, Opera’s COO, said, “Overall, we saw a net user growth of 12.6 million smartphone users and 2.5 million PC users in the fourth quarter, representing respective growth rates of 6.4% and 4.2% compared to the third quarter. Compared to the fourth quarter of 2017, the respective growth rates were 15.3% and 11.1%. We are excited to have reached major new milestones, with smartphone users exceeding 200 million and PC users exceeding 60 million, both for the first time.

"We continue to prioritize growing our Opera News user base, both through our browser offerings and the dedicated Opera News App. We believe we have become one of the largest news platforms across many emerging African and Asian markets. In addition to user growth, we have also observed continuous strengthening of key engagement indicators such as time spent and retention. We believe that we have an opportunity to further improve engagement through our localization efforts, and we are encouraged by initial results from some of our markets. We plan to prioritize our localization efforts in key African countries such as Nigeria, Kenya and South Africa, but are also expanding to other African countries as well as our key emerging Asian markets: India and Indonesia.

"On the product side, our major initiative for Opera News was the launch of Instaclips in December, an interest-based short-video offering within the platform that is designed to captivate and engage our audiences. Following the launch, over 50% of daily Opera News App users with access to that offering opted to engage with Instaclips, with those users spending over 13 minutes per day, on average, watching video clips, paired with strong sharing metrics.

"On the browser side, we once again demonstrated our ability to stay ahead of the competition with unique features and functionality, including the introduction of AI-based news recommendations in our PC browser. We have further streamlined our users’ experience with Opera for Android, allowing blocking of cookie dialog prompts, and the storing of entered credit card information aimed at simplifying online transactions within the mobile browser. We strengthened our browser offering on iOS as well, with the launch of the RedDot award winning Opera Touch for iOS in October 2018.

"Finally, we are excited to announce that we have entered into important new distribution agreements with major Android smartphone OEMs Oppo, Xiaomi and Transsion, the manufacturer of Tecno phones. These OEMs have dominant positions in emerging Asian and African markets, and are actively pursuing European consumers where we already have a strong PC footprint. We are proud to be pre-installed on these devices, including several where we will now become the default browser out of the box.”

Reflections from our Chairman and CEO

Mr. Yahui Zhou, Opera’s Chairman and CEO, commented, “2018 was a successful year for Opera on many fronts. We set ambitious targets for ourselves, including our desire to become the dominant AI-based news and content platform on the African continent. We leveraged our massive browser user base and well-established brand, paired with substantial development resources, to achieve this in record time. In July, we measured2 a 45% unaided brand awareness for Opera News in Nigeria, compared with 6% for the second best news app. Among news app users in the same country, 60% reported to use Opera News most often, compared to 8% for the second-most used app. Our strong product and asset base also propelled the dedicated Opera News App to the top of the app rankings.

"Owning the leading AI-based content platform position across sub-Saharan Africa has been, and remains, our top priority. However, we observe that Opera News has also benefitted from strong organic adoption in emerging Asian countries. With monetization improving by the quarter, and substantial engagement KPI improvements driven by our localization efforts, we are considering to further accelerate our investments in key emerging Asian markets during 2019.

"Beyond content, the underlying browser business continues to show strength in both user adoption and monetization. Being the gateway to the web is an attractive position to capitalize on in the ongoing consumer shift from offline retail to online shopping, with ad dollars following. With a stronger-than-ever product offering, combined with new, strategic distribution relationships, and on the back of increasing underlying monetization, we see potential to profitably accelerate our browser growth even beyond the current trajectory, including potential to scale our mobile browser user base in Europe.

"For me, this is exciting for multiple reasons. Beyond the opportunity embedded in the growth of the profitable browser business, there is also a broader strategic benefit. As we have demonstrated in other regions, the underlying browser user base is key to launching and growing Opera News, as it represents a very powerful distribution channel for our AI-based content discovery platform.

"As Opera’s Chairman and CEO, I am proud of both our operational performance and our financial trajectory. When I led the privatization of Opera, I bought a company that was loss-making on $107.3 million of 2016 revenue. Driven by our product vision and execution, we managed to grow revenue by 20.1% in 2017, and 33.7% in 2018, returning the business to a strong growth trajectory. Just as importantly, we managed to combine this healthy and accelerating revenue growth with an attractive and profitable business model that demonstrated strong margin expansion and record profitability.

"With our IPO in July 2018, many investors chose to come in side-by-side with me as the largest shareholder of the company. I appreciate your enthusiasm for the prospects of Opera, and I work every day with my team to realize them. In 2018, we showed just how profitable this business becomes with scale, and I am particularly pleased with our $46.1 million adjusted net income. That trajectory clearly speaks to Opera’s core profitability potential, while at the same time we want to leverage our strong balance sheet to maximize our long-term profit potential through investments in accelerated growth.”

2 Pollfish survey, Nigeria, July 2018, n=1,000

2018 summary review of associates and joint ventures

Associates and joint ventures are not consolidated, but are accounted for using the equity method.

Opay, an associate in which Opera has a 19.9% ownership share, launched its mobile money services in 2018. Opay focused its efforts in Nigeria, a market characterized by a massive, un-banked population with low mobile money penetration. Opay launched an agent-centric operation in July as a means to reach the underserved population. By year-end, Opay had recruited 3,000 agents and December’s average daily transaction volume was in excess of $1 million, with peak days exceeding $1.5 million, placing Opay among top-tier mobile money providers in Nigeria less than one year after launch.

In 2018, Opay also launched a separate microfinance product in Kenya, branded OKash. The service is app-based and offers instant credit to approved borrowers. To begin, the App was primarily marketed to Opera’s browser users. By the fourth quarter, OKash generated $1.7 million of revenue from 280,000 microloans, and held active licenses to provide similar microfinance products in four other countries.

In late December, Opera acquired OKash from Opay for a consideration of $9.5 million. This was done in connection with Opay streamlining its portfolio to focus on mobile money services as it entered into dialogue with prospective new investors for future funding. For Opera, the acquisition of the OKash business represents a new and profitable user-driven business opportunity that will benefit from Opera’s existing reach and scale in relevant African and Asian markets, and of relevant demographics, in a similar fashion as Opera News.

The acquired OKash business is tracking towards approximately $1.0 million of EBIT in the first quarter of 2019, and is expected to generate EBIT in excess of $6 million for the year as a whole, resulting in an expected acquisition multiple of below 1.6x 2019 EBIT.

We plan to replicate the Kenyan success of OKash and expand the operations into other markets, even though it will put a weight on the near-term, overall profit contribution. We plan to report the OKash business as a separate segment as of 2019.

Powerbets, a joint venture in which Opera has a 50.1% ownership share, provides a platform for sports betting, virtual sports betting, and gaming services throughout Africa. Having one of the largest gaming footprints in Africa, Powerbets is licensed in nine African markets and operational in seven. Through 2018, Powerbets demonstrated steady improvements in its financial performance, and we expect the company to break-even towards the end of 2019.

nHorizon, a joint venture in which Opera has a 29.09% ownership interest, operates an Opera browser in China with monetization partners, including Baidu, Sogou and others. Excluding extraordinary items, the company generated a small profit in 2018.

StarMaker, an associate in which Opera has a 19.35% ownership share, is a technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform. During the second half of 2018, Starmaker expanded into short-form music and video clips of a more viral nature, and increased its revenue by 53% compared with the first half of 2018, reaching an annualized revenue run-rate in excess of $17 million in December.

Business outlook

Our baseline expectation for 2019 has revenue in the range of $220-230 million, representing year over year growth of 28-34%. At the baseline, we would expect adjusted EBITDA for 2019 to be in the range of $75-82 million, corresponding to a 34-36% margin for the year. This estimate factors in a $10 million strategic increase in our cost base apart from general and inflationary adjustments to invest in building our localization capabilities for Opera News, further strengthening our browser value proposition for certain attractive user segments, and launching OKash outside its original market.

Beyond the baseline, we are excited about several concrete opportunities to invest in additional marketing and distribution to accelerate our revenue growth through incremental growth of our browser user base, with a focus on Europe, and our Opera News user base, including in key emerging Asian markets. Such investment decisions will be informed by the engagement KPIs and monetization capability of each product to ensure healthy investment returns. As revenue would be impacted over time, while the majority of our marketing and distribution cost is immediately recognized, we would expect to see a payback period of approximately four quarters.

Turning to the first quarter of 2019, we estimate baseline revenue of $46-49 million, accounting for the seasonal effect on search and advertising revenue, as well as an expected decline in “technology licensing and other” revenue to approximately $3.5 million in the quarter. This corresponds to a 17-24% year over year growth versus the first quarter of 2018, or 28-37% growth excluding the “technology licensing and other” revenue category.

Compared to the baseline, we expect to invest $5-8 million in incremental marketing and distribution, focusing on broadening our browser reach in the first quarter of such investments. The business case is supported by strong existing monetization metrics, and doubles as an investment in broadening our Opera News distribution platform. In terms of first quarter revenue impact, we expect an incremental $1-2 million.

Inclusive of this, our first quarter revenue guidance becomes $47-51 million, with an adjusted EBITDA range of $7-9 million, consisting of a baseline adjusted EBITDA expectation of $12-14 million, less the approximate $5 million initial impact of our incremental marketing investment.

Fourth quarter 2018 consolidated financial results

All comparisons in this section are relative to the fourth quarter of 2017 unless otherwise stated.

Revenue increased 29.2% to $50.2 million.

●	Search revenue increased 4.9% to $21.1 million, driven by the increase in our browser user base.
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Advertising revenue increased 23.5% to $17.6 million. The substantial lift follows the continued increase in our user base, the ongoing improvements of Opera News monetization, as well as continued improvements in our ability to help e-commerce and other partners grow their revenues from which we collect a revenue share. Compared to the previous quarter, advertising revenue increased 12.2% from $15.7 million, having adjusted third quarter revenue following our conclusion to recognize a recently launched advertising revenue stream on a net basis.

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Retail revenue was $6.4 million in the second quarter of material activity as we continued to build scale. We expect retail revenue to stabilize around this level in the near-term until we explore a wider retail opportunity.

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Technology licensing and other revenue increased 12.9% to $5.1 million. This revenue category is volatile in nature, and we do not currently expect to maintain the relatively high levels we have seen through 2018.

Operating expenses decreased 1.5% to $37.0 million. Operating expenses represented 73.7% of operating revenue in fourth quarter 2018, compared to 96.7% in fourth quarter 2017.

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Cost of revenue (formerly “Payouts to publishers and monetization partners”) was $7.6 million, compared to $0.7 million in the fourth quarter 2017. Within the total, $6.3 million related to retail revenue, and $1.3 million related to advertising revenue recognized at gross basis.

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Personnel expenses were $11.1 million, a 7.2% decline. This consisted of cash-based compensation expense of $9.7 million, a 11.2% increase largely explained by adjustments to provisions for annual bonuses, and share-based remuneration expense of $1.4 million, a 56.6% decrease from $3.3 million in the fourth quarter 2017. The reduction in share-based remuneration was related to a reduction in accrued social security cost to reflect the period-end share price, and the fact that share-based remuneration expense was elevated in 2017 because it was the first year of a new employee Restricted Share Unit program.

●	Depreciation and amortization expenses were $2.9 million, a 31.7% decrease. The decline is largely the result of certain equipment being fully depreciated.
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Other expenses were $15.4 million, a 24.5% decrease. The reduction was driven by $4.1 million lower marketing and distribution cost, as well as general cost reductions across hosting, office rent, software licenses and other.

●	Restructuring costs was zero, compared with $0.3 million in the fourth quarter 2017.

Operating profit reached $13.2 million in the quarter, representing an operating margin of 26.3%, compared to a $1.3 million operating profit in the fourth quarter 2017 with a 3.3% margin. The improvement was largely due to substantial growth in revenue combined with slightly lower expenses.

Income tax expense was $0.7 million in the quarter, compared to tax benefit of $1.1 million in the fourth quarter 2017. Our effective tax rate was 5.7% in the fourth quarter of 2018, lowered by tax provision adjustments at the local level, including the impact of a reduction in the Norwegian statutory tax rate from 23% to 22%, and our assessment that our Irish subsidiary meets the local trading status requirements qualifying it for a 12.5% corporation tax, partially offset by FX effects reducing the USD value of NOK-denominated tax assets.

Net income was $11.4 million in the quarter, compared to $1.3 million in the fourth quarter of 2017.

Net income per ADS was $0.104 in the quarter, and $0.101 on a diluted basis. Adjusted net income per ADS was $0.118 in the quarter, and $0.115 on a diluted basis. Each ADS represents two shares in Opera Limited.

Adjusted EBITDA was $17.5 million in the fourth quarter 2018, representing a 34.9% adjusted EBITDA margin. In the fourth quarter of 2017, adjusted EBITDA was $9.0 million, representing a 23.3% margin. Adjusted EBITDA excludes share-based remuneration, restructuring charges (zero in the current quarter), and expensed IPO related costs of audit, legal and other advisory services (zero in the current quarter).

Adjusted Net Income was $13.0 million in the fourth quarter 2018, representing a 25.9% adjusted net margin. In the fourth quarter of 2017, adjusted net income was $4.2 million, representing a 10.9% margin. Adjusted net income excludes share-based remuneration, amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016), and expensed IPO related costs (zero in the current quarter). Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing three adjustments.

Full year 2018 consolidated financial results

All comparisons in this section are relative to full year 2017, unless otherwise stated.

Revenue increased 33.7% to $172.3 million.

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Search revenue increased 17.6% to $80.2 million, driven primarily by an increase in average revenue per qualified search following improved monetization by our search partners, as well as the growth of our browser user base.

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Advertising revenue increased 45.9% to $59.9 million. The substantial lift follows the introduction of Opera News inventory monetization in our browsers during the second half of 2017, as well as continued improvements in our ability to help e-commerce and other partners grow their revenues from which we collect a revenue share.

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Retail revenue was $9.3 million, generated over the second half of 2018. Our focus has been to start building scale within the area of prepaid airtime and data, retailed to local consumers and wholesalers.

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Technology licensing and other revenue increased 16.5% to $22.9 million. Although volatile in nature, in 2018 it was relatively stable across quarters, somewhat declining in the second half of the year.

Operating expenses totaled $127.0 million, representing a 2.3% increase. Operating expenses represented 73.7% of operating revenue in 2018, compared to 96.3% in 2017.

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Cost of revenue (formerly “Payouts to publishers and monetization partners”) was $13.3 million, compared to $1.3 million in 2017. Within the total, $9.2 million related to retail revenue, and $4.1 million related to advertising revenue recognized at gross basis.

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Personnel expenses were $41.0 million, a 7.6% decrease. This consisted of cash-based compensation expense of $36.1 million, a 3.7% increase, and share-based remuneration expense of $4.8 million, a 49.0% decrease from $9.5 million in 2017. The reduction in share-based remuneration was related to reductions in accrued social security cost, and the fact that share-based remuneration expense was elevated in 2017 because it was the first year of a new employee Restricted Share Unit program.

●	Depreciation and amortization expenses were $12.7 million, a 23.5% decrease. The decline is largely the result of certain equipment being fully depreciated.
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Other expenses were $60.0 million, a 2.3% or $1.3 million increase. Within the category, audit, legal and other advisory services increased by $4.8 million following our IPO and associated preparations from a base of $1.3 million as a privately held company in 2017. Marketing and distribution expenses increased slightly, up 2.0% to $31.0 million. The increases were partially offset by reductions in other expenses in the category, including a 16.2% reduction of hosting cost from $12.1 million to $10.1 million.

●	Restructuring cost was zero, compared with $3.2 million in 2017.

Operating profit reached $45.3 million, representing an operating margin of 26.3%, compared to a $10.2 million operating profit in 2017.

Income tax expense was $6.5 million, compared to $1.4 million in 2017. Our effective tax rate was 15.6% in 2018, compared to 19.2% in 2017.

Net income was $35.2 million, compared to $6.1 million in 2017.

Net income per ADS was $0.347 in the year, and $0.337 on a diluted basis. Adjusted net income per ADS was $0.455, and $0.442 on a diluted basis. Each ADS represents two shares in Opera Limited.

Adjusted EBITDA was $65.8 million, representing a 38.2% adjusted EBITDA margin. In 2017, adjusted EBITDA was $34.1 million, representing a 26.5% margin. Adjusted EBITDA excludes share-based remuneration, restructuring charges (zero in 2018), and expensed IPO related costs of audit, legal and other advisory services.

Adjusted Net Income was $46.1 million, representing a 26.8% adjusted net margin. In 2017, adjusted net income was $17.8 million, representing a 13.8% margin. Adjusted net income excludes share-based remuneration, amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016), and expensed IPO related costs. Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing three adjustments.

About non-IFRS financial measures

To supplement our consolidated financial statements, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income.

We define adjusted net income as net income excluding share-based remuneration, amortization cost related to acquired intangible assets, and expensed costs related to our recent initial public offering.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for financial information prepared and presented in accordance with IFRS.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Conference call

Opera’s management team will host a conference call at 8:00 AM U.S. Eastern Time (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time) on Thursday, February 21, 2019.

The dial-in details for the live conference call are:

United States: +1 (877) 506-7703

China: +86 400 682 8609

Hong Kong: +852 3011 4522

Norway: +47 2231 0524

United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 9965058

A live webcast of the conference call will be posted at https://investor.opera.com.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven digital content discovery platforms to more than 320 million people worldwide. The company remains one of the most innovative browser creators in the world. Opera is listed on Nasdaq under the OPRA ticker symbol.

Investor Relations Contact:

Allise Furlani

investor-relations@opera.com or 212-331-8433

For media enquiries, please contact: press-team@opera.com

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

[US$ thousand, except per share and ADS amounts]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Revenue	38,869	50,207	128,893	172,276
Other income	-	-	5,460	-

Operating expenses
Cost of revenue	(681)	(7,584)	(1,303)	(13,316)
Personnel expenses	(11,984)	(11,116)	(44,315)	(40,968)
Depreciation and amortization	(4,214)	(2,876)	(16,604)	(12,694)
Other expenses	(20,428)	(15,416)	(58,652)	(59,997)
Restructuring costs	(267)	-	(3,240)	-
Total operating expenses	(37,574)	(36,992)	(124,114)	(126,975)

Operating profit	1,296	13,215	10,239	45,301

Share of net income (loss) of associates and joint ventures	(715)	133	(1,670)	(3,248)

Net finance income (expenses)
Finance income	1,018	810	1,054	1,637
Finance expense	(5)	(1,565)	(238)	(1,695)
Net foreign exchange loss	(1,455)	(494)	(1,881)	(354)
Total finance income (expenses)	(442)	(1,249)	(1,065)	(412)

Net income before income taxes	139	12,099	7,504	41,641
Income tax (expense) benefit	1,112	(687)	(1,440)	(6,481)
Net income	1,252	11,412	6,064	35,160

Net income attributable to:
Equity holders of the parent	1,252	11,412	6,064	35,160
Non-controlling interests	-	-	-	-
	1,252	11,412	6,064	35,160

Weighted average number of ordinary shares outstanding
Basic, millions(1)	190.25	219.59	190.25	202.62
Diluted, millions(2)	194.64	226.14	192.70	208.73

Net income per ordinary share
Basic, US$	0.007	0.052	0.032	0.174
Diluted, US$	0.006	0.050	0.031	0.168

Net income per ADS
Basic, US$	0.013	0.104	0.064	0.347
Diluted, US$	0.013	0.101	0.063	0.337

(1) Assuming 200 million shares in Opera Limited were outstanding for all periods presented prior to the Initial Public Offering (IPO), less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of 31 December 2018, the total number of shares outstanding for Opera Limited was 218,661,519.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF TOTAL COMPREHENSIVE INCOME

[US$ thousand]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Net income	1,252	11,412	6,064	35,160

Other comprehensive income
Exchange differences on translation of foreign operations	576	(66)	2,235	(1,245)
Reclassification adjustments on exchange differences on translation	-	-	-	(138)
Share of other comprehensive income of associates and joint ventures	-	24	-	94
Other comprehensive income – items that may be reclassified to net income	576	(42)	2,235	(1,289)
Total comprehensive income	1,828	11,370	8,299	33,871

Total comprehensive income attributable to:
Equity holders of the parent	1,828	11,370	8,299	33,871
Non-controlling interests	-	-	-	-
	1,828	11,370	8,299	33,871

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

[US$ thousand]	As of December 31, 2017	As of December 31, 2018

ASSETS
Non-current assets
Furniture, fixtures and equipment	13,460	12,162
Intangible assets	118,620	115,444
Goodwill	421,578	421,578
Investments in associates and joint ventures	5,517	35,060
Other financial assets	1,857	2,025
Deferred tax assets	958	944
Total non-current assets	561,989	587,213
Current assets
Trade receivables	31,072	37,468
Other receivables	7,865	7,123
Prepayments	2,166	14,372
Other financial assets	-	1,254
Cash and cash equivalents	33,207	177,873
Total current assets	74,311	238,090
TOTAL ASSETS	636,300	825,303

EQUITY AND LIABILITIES
Equity
Contributed equity	576,531	738,712
Retained earnings	5,366	36,432
Other components of equity	1,605	316
Equity attributed to members	583,503	775,460
Non-controlling interests	-	-
Total equity	583,503	775,460
Non-current liabilities
Finance lease liabilities and other loans	4,032	2,271
Deferred tax liabilities	11,828	13,358
Other liabilities	87	212
Total non-current liabilities	15,947	15,841
Current liabilities
Trade and other payables	21,401	17,957
Finance lease liabilities and other loans	2,073	2,490
Income tax payable	3,709	1,920
Deferred revenue	1,472	1,932
Other liabilities	8,195	9,701
Total current liabilities	36,850	34,002
Total liabilities	52,797	49,843
TOTAL EQUITY AND LIABILITIES	636,300	825,303

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2017 [US$ thousand]	Contributed equity	Retained earnings	Other components of equity	Total equity

Balance as of January 1, 2017	576,531	(7,704)	(630)	568,197
Net income for the period	-	6,064	-	6,064
Other comprehensive income	-	-	2,235	2,235
Total comprehensive income for the period	-	6,064	2,235	8,299
Share-based payment transactions	-	7,006	-	7,006
Balance as of December 31, 2017	576,531	5,366	1,605	583,503

2018 [US$ thousand]	Contributed equity	Retained earnings	Other components of equity	Total equity

Balance as of December 31, 2017	576,531	5,366	1,605	583,503
Impact of new accounting standards	-	(629)	-	(629)
Balance as of January 1, 2018	576,531	4,737	1,605	582,874
Net income for the period	-	35,160	-	35,160
Other comprehensive income	-	-	(1,289)	(1,289)
Total comprehensive income for the period	-	35,160	(1,289)	33,871
Issue of shares	167,056	-	-	167,056
Impact of predecessor accounting	-	(9,904)	-	(9,904)
Acquisition of treasury shares	(4,875)	-	-	(4,875)
Share-based payment transactions	-	6,439	-	6,439
Balance as of December 31, 2018	738,712	36,432	316	775,460

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

[US$ thousand]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Net cash flow from (used in) operating activities	10,368	12,114	11,653	33,828
Net cash flow from (used in) investment activities	(9,282)	(43,537)	(3,305)	(47,250)
Net cash flow from (used in) financing activities	(1,626)	(8,171)	(10,031)	158,946

Net change in cash and cash equivalents	(539)	(39,594)	(1,683)	145,524

Cash and cash equivalents: Beginning balance	33,841	217,642	34,181	33,207
Effects of exchange rate changes on cash and cash equivalents	(95)	(175)	709	(857)
Cash and cash equivalents: End balance	33,207	177,873	33,207	177,873

The accompanying unaudited notes are an integral part of these financial statements

General information

Opera Limited, with its registered office in George Town, Cayman Islands, is a limited liability company duly incorporated and validly existing under the laws of the Cayman Islands.

Revenue by category

[US$ thousand]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Search	20,095	21,089	68,192	80,204
Advertising	14,239	17,583	41,047	59,895
Retail	-	6,416	-	9,287
Technology Licensing / Other	4,535	5,119	19,653	22,890
Total revenue	38,869	50,207	128,893	172,276

Personnel expenses

[US$ thousand]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Personnel expenses excluding share-based remuneration	8,717	9,698	34,819	36,114
Share-based remuneration, including related social security costs	3,267	1,419	9,496	4,846
Total personnel expenses	11,984	11,116	44,315	40,968

Other expenses

[US$ thousand]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Marketing and distribution	12,829	8,696	30,971	31,581
Hosting	2,687	2,497	12,105	10,146
Audit, legal and other advisory services	1,267	1,580	3,529	8,324
Software license fees	784	551	2,648	1,799
Rent and other office expense	1,442	1,204	4,304	4,573
Travel	432	487	1,775	2,057
Other	987	401	3,320	1,517
Total other expenses	20,428	15,416	58,652	59,997

Share repurchase program

The following table summarizes our share repurchase activities in 2018.

Period	(a)	(b)	(c)	(d)
	Total number of shares (or units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
November 2018	481,837	6.79	481,837	1,018,163
December 2018	247,075	6.44	247,075	771,088
Total	728,912	6.67	728,912

We announced our corporate share repurchase program of up to 1.5 million ADSs on November 8, 2018.

Non-IFRS financial measures

[US$ thousand, except per share and ADS amounts]	Q4-2017	Q4-2018	YTD 2017	YTD 2018

Reconciliation of net income to adjusted EBITDA
Net income	1,252	11,412	6,064	35,160
Add: Income tax expense (benefit)	(1,112)	687	1,440	6,481
Add: Total net financial loss (income)	442	1,249	1,065	412
Add: Share of net loss (income) of associates and joint ventures	715	(133)	1,670	3,248
Add: Restructuring costs	267	-	3,240	-
Add: Depreciation and amortization	4,214	2,876	16,604	12,694
Add: Share-based remuneration	3,267	1,419	9,496	4,846
Add: Expensed IPO related costs	-	-	-	2,952
Less: Other income	-	-	(5,460)	-
Adjusted EBITDA	9,043	17,511	34,119	65,794

Reconciliation of net income to adjusted net income
Net Income	1,252	11,412	6,064	35,160
Add: Share-based remuneration	3,267	1,419	9,496	4,846
Add: Amortization of acquired intangible assets	1,280	1,280	5,120	5,120
Add: Expensed IPO related costs	-	-	-	2,952
Income tax adjustment (1)	(1,570)	(1,128)	(2,884)	(1,943)
Adjusted net income	4,229	12,983	17,796	46,136

Weighted average number of ordinary shares outstanding
Basic, millions	190.25	219.59	190.25	202.62
Diluted, millions	194.64	226.14	192.70	208.73

Adjusted net income per ordinary share
Basic, US$	0.022	0.059	0.094	0.228
Diluted, US$	0.022	0.057	0.092	0.221

Adjusted net income per ADS
Basic, US$	0.044	0.118	0.187	0.455
Diluted, US$	0.043	0.115	0.185	0.442

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets, and expensed IPO-related costs.